

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2025

Pierre Gravier
Chief Financial Officer
PTC Therapeutics, Inc.
500 Warren Corporate Center Drive
Warren, NJ 07059

> **Re: PTC Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Filed February 27, 2025**
> **File No. 001-35969**

Dear Pierre Gravier:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences